                                                                   EXHIBIT 20.1

                    XIRCOM TO CREATE INDEPENDENT WIRELESS
                    LAN COMPANY THROUGH MANAGEMENT BUY OUT


THOUSAND OAKS, CALIF., JUNE 18, 1996 -- Xircom, Inc. (Nasdaq: XIRC) today announced that it has entered into negotiations to create an independent wireless local area network (LAN) company through a management buyout of its Netwave(TM) Wireless LAN Division. Under the proposed terms of the agreement, Xircom will retain an approximate 20 percent interest in the new company, tentatively named Netwave, Inc.

         In a plan approved by Xircom's board of directors, Jerry Ulrich, Xircom's chief operating officer and chief financial officer, will head the new wireless LAN company. Dirk Gates, Xircom's chairman, president and chief executive officer, will be a member of the board of directors of Netwave, Inc.

         The new company will take over the entire Netwave product line, including product inventory and rights to all Netwave technology and intellectual property. Xircom will continue selling Netwave products for an unspecified length of time after the close of the transaction, which is expected to be completed in Xircom's fourth quarter ending September 30, 1996.

FOCUS KEY TO SUCCESS OF BOTH COMPANIES. "Broad, horizontal applications for wireless LAN technology represent an emerging market opportunity," said Mr. Gates. "Xircom's current business goals make it impractical to devote the resources and focus required to pursue the wireless market. Creating an independent company enables each organization to concentrate on





                                     -more-
its core strengths and expertise -- Xircom in delivering innovative PC Card mobile communications solutions and Netwave in delivering wireless LAN solutions."

         In addition, creating Netwave, Inc. will free more than $600 thousand per quarter in operating expenses, which will be invested both in accelerating planned development of new PC Card and CardBus LAN and multifunction products and improving the company's financial performance.

STRONG LEADERSHIP: XIRCOM AND NETWAVE. Over the past year Xircom has added significant new management talent, including Carl Russo as executive vice president and general manager of Xircom's Client Products Division and Bill Rosenberger as vice president and general manager of Xircom's Systems Division.

         "Today we have strong leadership in sales, operations, finance and administration worldwide, making the time right for Jerry to assume a new role as CEO of Netwave, Inc.," Mr. Gates said. "Jerry has been a valuable member of the Xircom team and has contributed greatly. With Jerry at the helm, Netwave will have a strong leader who has the skill and experience to develop Netwave products and technology to their fullest potential."

         Mr. Ulrich stated, "The chance to be involved in the emerging wireless communications market is an exciting prospect. With the steady growth Xircom has recently experienced in its core business the time is right for me to assume a new role as part of the extended Xircom team."

         "As an independent company Netwave will focus exclusively on the wireless LAN market," Ulrich continued. "This focus will leverage the significant investment Xircom has made in developing Netwave technology to the benefit of both organizations."

XIRCOM EXPERIENCING STRONG SALES GROWTH. Xircom has experienced strong sales growth over the past several quarters by concentrating on its core PC Card products. According to Carl Russo, executive vice president and general manager of Xircom's Client Products Division,





                                     -more-

"Pre-release interest in our new CreditCard Ethernet Adapter 10/100, which begins shipping on June 21st, has been strong, and we expect overall demand for our PC Cards to increase as we continue to introduce new products. Continuing our focus on PC Cards is clearly the best way for Xircom to compete successfully."

COMPANY BACKGROUND. Xircom is the leading manufacturer of PC Card communications products for connecting mobile and remote portable computer users to corporate networks, the Internet, and other online services from a wide variety of locations. The company also develops and manufactures the Netaccess(TM) family of analog and ISDN board-level server products.


                            #    #    #    #    #


FOR MORE INFORMATION CONTACT:
Daphne Page                                           Rochelle Puccia
(805) 376-6929                                        (805) 376-6937
dpage@xircom.com                                      rochelle_puccia@xircom.com
http://www.xircom.com                                 http://www.xircom.com


Xircom is a registered trademark of Xircom, Inc. Netwave and Netaccess are trademarks of Xircom, Inc. Other company or product names have been used for identification purposes only and may be trademarks of their respective companies.

Xircom is headquartered in Thousand Oaks, Calif., and has regional offices in Salem, N.H.; Antwerp, Belgium; and Singapore. Sales: (800) 438- 4526.
Telephone: (805) 376-9300.  Fax: (805) 376-9311.

NOTICE TO READERS. This news release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ materially from such statements. The factors are described in the company's SEC reports, including the reports on Form 10-Q for the quarters ended March 31, 1996 and December 31, 1995 and the report on Form 10-K for the fiscal year ended September 30, 1995. These reports can be found on Xircom's web site at www.xircom.com.